[Ahold Logo] Ahold                           Press Release

                                             Royal Ahold
                                             Corporate Communications



                                      Date:  May 5, 2004
                      For more information:  +31 75 659 57 20




Ahold joint venture partner Canica AS offers shares to ICA Forbundet Invest AB

Zaandam, The Netherlands, May 5, 2004 -- Ahold today announced that Canica AS ("Canica"), its joint venture partner in its Scandinavian joint venture ICA AB, has notified the third joint venture partner, ICA Forbundet Invest AB ("ICA Forbundet"), of its offer to transfer its entire stake of 20 percent in ICA AB to ICA Forbundet, under the applicable right of first refusal provision in the shareholders' agreement.

For more details on the ICA AB put option and a related pending arbitration proceeding commenced by Canica, please refer to the appendix which is the wording Ahold has included in its 2003 Annual Report, which is dated as of April 24, 2004 and to be published on May 6, 2004.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's estimate of the amount that would have been payable by Ahold for all of the shares of ICA held by Ahold's joint venture partners as of year-end 2003, assuming the option had been exercised as of year-end 2003. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, whether the other ICA joint venture partner opts to purchase the Option Shares, the outcome of any negotiations regarding the price of the Option Shares, the outcome of the arbitration proceeding challenging the valuation of the Option Shares by the independent valuation expert, whether the calculations using the independent valuation expert's valuation will be binding upon the parties, the value of ICA, changes in general market, economic and political conditions that affect ICA and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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APPENDIX: ICA AB Put Option

Under the shareholders' agreement dated as of February 24, 2000 (the "Shareholders' Agreement"), relating to Ahold's joint venture ICA AB (formerly, ICA Ahold Holding AB), ("ICA"), Ahold is contingently liable pursuant to put arrangements with its joint venture partners, ICA Forbundet Invest AB ("IFAB") and Canica AS ("Canica" and together with IFAB, the "ICA Partners"). Under these put option arrangements (the "ICA Put Option"), each of the ICA Partners has the right of first refusal with respect to the sale of the shares in ICA of the other ICA Partner. If one of the ICA Partners is offered the shares of the other ICA Partner constituting no less than 5% of the outstanding shares of ICA (the "Option Shares") and opts not to purchase the Option Shares, the selling ICA Partner may exercise its ICA Put Option pursuant to which Ahold is obligated to purchase the Option Shares for cash. If the selling ICA Partner is exercising its ICA Put Option with respect to all of the ICA shares held by that ICA Partner, Ahold also is obligated to offer to purchase all of the shares held by the non-selling ICA Partner on the same terms and conditions as those applicable to the sale of the Option Shares. The ICA Put Option may be exercised beginning on April 27, 2004.

If the ICA Put Option is exercised, Ahold and the selling ICA Partner must negotiate the price of the Option Shares in good faith. If Ahold and the selling ICA Partner cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the period in which the ICA Put Option is exercised, as described in more detail below. If the ICA Put Option is exercised prior to April 27, 2005, the valuation of the Option Shares (if the parties cannot agree to the price of the shares) will be performed by an independent valuation expert jointly appointed by Ahold and the ICA Partners. The valuation procedure must use a formula equal to (a) the fair market value of the Option Shares to be put to Ahold (as if the company was listed to the Stockholm Stock Exchange, not including any control premium) at the time of exercise (the "Revised Equity Value") plus (b) an amount equal to the product of
(i) the Revised Equity Value and (ii) the Premium Rate (as described below).

The "Premium Rate" is the percentage equal to (x) the equity value for the ICA shares on which the price Ahold paid to acquire its 50% interest in ICA was based divided by (y) the fair market value (also as if the company was listed, not including any control premium or assumed future synergies resulting from the acquisition) of the ICA shares on December 9, 1999 (the date of the heads of agreement relating to the purchase of the ICA shares by Ahold) (the "Base Equity Value"), minus 100%. If the ICA Put Option is exercised on, or after, April 27, 2005, and the parties cannot agree on the price of the Option Shares being sold, the valuation of the Option Shares will be performed by three independent valuation experts based on the acquisition value of ICA, as well as an amount reflecting the premium that would be expected to be paid in a transfer of the full control of ICA characteristic at the time of valuation of such acquisitions internationally.

Under the Shareholders' Agreement, in October 2002 Ahold and the ICA Partners jointly appointed an independent valuation expert (the "Shareholders Expert") to determine the Base Equity Value. The Shareholders Expert calculated a range for the Base Equity Value and delivered its determination to the parties in October 2003. Ahold and the ICA Partners previously had agreed to use the midpoint of the range calculated by the Shareholders Expert for purposes of determining the Premium Rate.

On November 27, 2003, Canica initiated an arbitration proceeding with the Arbitration Institute of the Stockholm Chamber of Commerce, challenging the valuation by the Shareholders Expert. Ahold is vigorously objecting to Canica's challenge in this arbitration proceeding. A decision by the Arbitration Institute is not expected before August 2004.
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
No assurance can be given at this time as to the outcome of this arbitration proceeding, including as to whether the valuation by the Shareholders Expert will be binding upon the parties. If it is determined that such valuation is not binding, a new determination of the Base Equity Value will be required to be made which, could be higher or lower than that determined originally by the Shareholders Expert.

Under Dutch GAAP no liability is recorded to reflect the amounts that would be payable if the ICA Put Option were to be exercised, because purchasing the Option Shares, if they were put to Ahold, would not put Ahold in an onerous situation. Under US GAAP the estimated fair market value of the ICA Put Option, but not the shares themselves, is recorded as a liability as further discussed in Note 31.

Since it is uncertain whether or when the ICA Put Option will be exercised and since the value of ICA may change and is subject to negotiations and/or litigation, Ahold currently cannot determine the actual price it would have to pay for the Option Shares upon the exercise of the ICA Put Option. In order to be able to estimate as of year-end 2003, the fair market value of the ICA Put Option for purposes of these financial statements, and given (i) the uncertainty as to whether the Premium Rate calculated using the Shareholders Expert's valuation as described above will be binding upon the parties and (ii) the absence of any fair market value determination by the Shareholders Expert for ICA shares subsequent to the date of the initial Ahold acquisition, Ahold retained an external valuation expert (the "Ahold Expert") to determine the estimated Revised Equity Value of the ICA shares assuming the ICA Put Option were exercisable, and had been exercised in full, as of year-end 2003, as well as the Base Equity Value and the Premium Rate, each in accordance with the requirements of the Shareholders' Agreement. Based on the estimated Revised Equity Value of the ICA shares as of year-end 2003, the estimated Base Equity Value and the Premium Rate, in each case as determined by the Ahold Expert, Ahold estimated that it would have been required to pay approximately EUR 2,100 for all of the Option Shares held by the ICA Partners if the ICA Put Option had been exercisable, and had been exercised in full, as of year-end 2003. The Base Equity Value determined by the Ahold Expert was within the range as determined by the Shareholders Expert, but the Ahold Expert calculation was lower than the midpoint of the range because of different assumptions used. Ahold nevertheless believes that the approximately EUR 2,100 amount determined as set forth above is a fair and reasonable estimate of the amount that would have been payable by Ahold for all of the Option Shares held by the ICA partners as of year-end 2003.

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